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                                        Mr. Ian D. Jones
                                        President
                                        Dynamic Media, Inc..
                                        2000 Hamilton Street, Suite 596
                                        Philadelphia, PA 19130
                                        Tel: (800) 700-0295
                                        Fax: (215) 636-0162
                                        October 8, 2001





Mr. Edward M. Kelly, Esq.
United States Securities and Exchange Commission
Washington D.C. 20549
(202) 942-1978
(202) 942-9627 (202) 942-9528 (fax)

Re: Dynamic Media, Inc.
Form SB-2
SEC File No. 333-64948
Filed on July 12, 2001

Dear Mr. Hall:

Please immediately withdraw the Dynamic Media, Inc. SB-2 filing (SEC File No. 333-64948). Due to market conditions, we are submitting this withdrawal request. We plan to re-file a new Form SB-2 in the near future after a corporate restructuring.

Thank you for your prompt attention to this matter.

Sincerely,

/s/ Ian D. Jones
----------------
Ian D. Jones
President